UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the Month of June 2023
Commission File Number: 001-38547

Autolus Therapeutics plc
(Translation of registrant’s name into English)

The MediaWorks
191 Wood Lane
London W12 7FP
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
x  Form 20-F    ☐  Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Autolus Announces Results of Annual General Meeting
On June 30, 2023, the Company held its 2023 Annual General Meeting (the “Annual General Meeting”). At the Annual General Meeting, all six resolutions set out in the Notice of Annual General Meeting sent to shareholders were duly proposed and passed.
Each of the following ordinary resolutions (requiring a simple majority of the votes cast by those entitled to vote) were duly proposed and approved on a poll:
1.To receive and approve the Company’s accounts for the financial year ended 31 December 2022 and the associated reports of the Directors and auditors.
2.To approve the Directors’ Renumeration Report.
3.To re-appoint Ernst & Young LLP as auditors of the Company to hold office of from the conclusion of the Annual General Meeting until the conclusion of the Annual General Meeting of the Company to be held in 2024 and to authorize the directors to fix the auditors’ renumeration.
4.To re-elect Mr. J. Berriman as a Director.
5.To re-elect Dr. K. Dhingra as a Director.
6.To re-elect Mr. J Johnson as a Director.
The results are in line with the recommendations made by the Company’s board of directors.
The full text of each resolution passed at the Annual General Meeting was set out in the Notice of Annual General Meeting sent to shareholders on June 5, 2023.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Autolus Therapeutics plc

Date:	July 6, 2023	By:	/s/ Christian Itin
			Name	Christian Itin, Ph.D.
			Title:	Chief Executive Officer